Exhibit 99.2

FOR IMMEDIATE RELEASE


NEWS RELEASE

            Wireless Ventures, Inc. completes agreement to acquire
                       The Wireless Stock Xchange, Inc.

New York, NY - September 29, 2000 - Wireless Ventures, Inc. (OTCBB:WLSV) today announced that it has signed a definitive purchase agreement for the acquisition of all of the shares of The Wireless Stock Xchange, Inc. ("TWSX") which is a private Delaware corporation. Under the terms of the agreement, the shareholders of TWSX will receive 33,000,000 shares of common stock of Wireless Ventures issued from treasury, representing approximately 67% of the issued and outstanding common shares. TWSX shall continue to operate as a wholly owned subsidiary of Wireless Ventures. Upon Closing, which shall be upon the delivery of share certificates and other related documents, the former shareholders of TWSX shall have the right to nominate two directors to the board of Wireless Ventures, Inc.

The Wireless Stock Xchange, Inc. is a development stage company founded to provide a seamless global supply of refurbished cellular phones and other wireless appliances through a global re-valuing program in conjunction with the International Vision Calls Foundation. The International Vision Calls Foundation is a non-profit foundation which plans to collaborate with the Christoffel Blindenmission in Bensheim, Germany, in support of the VISION 2020 - The Right to Sight campaign. VISION 2020 - The Right to Sight is a joint initiative of the International Agency for the Prevention of Blindness (IAPB) and the World Health Organization (WHO) to eliminate avoidable blindness by the year 2020.

The International Vision Calls Foundation is creating an international network for the collection of wireless surplus assets, beginning with the collection of deactivated cellular phones. The proceeds are used for the Foundation's blind humanitarian mandate including the support of Vision 2020. TWSX has an exclusive agreement with the International Vision Calls Foundation to purchase the collected wireless products, refurbish and resell them, mainly to emerging economies to help seed their wireless infrastructures. TWSX, headquartered in Toronto, Canada is in the process of establishing an international refurbishing, distribution, and sales network. The International Vision Calls Foundation is a Canadian non-profit organization which is establishing affiliated non-profit organizations in Europe and other international markets for the support of the Phones for Sight campaign.

This new hybrid of charity and capitalism is being called "Venture Philanthropy". The world's blind community, developing nations, the environment and the Wireless Ventures shareholders all stand to benefit from this new business concept.

Wireless Ventures, Inc. is a Delaware corporation whose shares are quoted on the NASD's over-the-counter Bulletin Board.

                                * * * * * * *
For further information contact:
                        Angelo MacDonald, investor relations
416-566-5864